[LETTERHEAD OF UNIMIN CORPORATION]

April 24, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Ruairi Regan and Brigitte Lippmann,
Office of Beverages, Apparel and Mining

Re:	Unimin Corporation
Registration Statement on Form S-4
File No. 333-224228

Dear Mr. Reynolds, Mr. Regan and Ms. Lippmann:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Unimin Corporation (the Registrant) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-224228), as amended (the Registration Statement), so that it will become effective on Thursday, April 26, 2018, at 12:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant requests that it be notified of the effectiveness of the Registration Statement by telephone call to Michael A. Levitt of Freshfields Bruckhaus Deringer US LLP, counsel to the Registrant, at (212) 277-4004.

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If you have any questions concerning this request, please do not hesitate to contact the undersigned at (203) 442-2221 or rsolazzo@unimin.com or Michael A. Levitt of Freshfields Bruckhaus Deringer US LLP, counsel to the Registrant, at (212) 277-4004 or Michael.Levitt@freshfields.com.

UNIMIN CORPORATION

/s/ Richard M. Solazzo
Name:	Richard M. Solazzo
Title:	Senior Vice President, General Counsel and Secretary

cc:	Raj Rajan

Rufus Decker

John Coleman

(Securities and Exchange Commission)

Jean-Luc Deleersnyder

Kurt Decat

(SCR-Sibelco NV)

Campbell J. Jones

Andrew D. Eich

(Unimin Corporation)

Jenniffer D. Deckard

Michael F. Biehl

(Fairmount Santrol Holdings Inc.)

Michael A. Levitt, Esq.

Peter D. Lyons, Esq.

Omar Pringle, Esq.

Aly El Hamamsy, Esq.

(Freshfields Bruckhaus Deringer US LLP)

James P. Dougherty, Esq.

Benjamin L. Stulberg, Esq.

Michael J. Solecki, Esq.

Andrew C. Thomas, Esq.

(Jones Day)